

April 22, 2011

<u>Via U.S. Mail</u>

Mr. Tilman J. Fertitta
Chief Executive Officer
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

>   **Re: McCormick & Schmick's Seafood Restaurants, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on April 15, 2011 by Landry's Restaurants, Inc., LSRI Holdings, Inc.**
>   **and Tilman J. Fertitta**
>   **File No. 000-50845**

Dear Mr. Fertitta:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You seek authority to "not attend" the annual meeting on behalf of security holders, to ensure that shares are "not voted or represented" at the annual meeting, and to have shares "not be counted toward a quorum" for the annual meeting. With a view towards revised disclosure, please provide support for the authority you seek under applicable state corporate and other law. To the extent that your authority under applicable state law is inconclusive, please revise your disclosure to indicate that your authority may be challenged in a court of competent jurisdiction.

2. Please provide your analysis as to whether the annual meeting is now considered a contested election under applicable self-regulatory organization rules. If you determine that the election would be considered contested under those rules, please revise your disclosure as necessary to clearly set forth any implications of this characterization.

3. Please confirm that the voting standard under the company's organizational documents for the election of directors remains majority voting even if the election is considered to be contested.

4. The form of proxy provides security holders with only one option: "withhold vote." Please explain how this is consistent with your statement that you seek authority to "not attend" the annual meeting on behalf of security holders, to ensure that shares are "not voted or represented" at the annual meeting, and to have shares "not be counted toward a quorum" for the annual meeting. Abstaining from a vote does not appear to be the equivalent of the foregoing.

5. Please explain how providing only an option to "withhold vote" is consistent with Rule 14a-4(b)(1), which requires you to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to as intended to be acted upon.

6. Please provide your detailed legal analysis as to how your proposal is consistent with Rule 14a-4(e), which requires you to vote the shares represented by the proxy as directed, subject to reasonable specified conditions.

Letter to Security Holders

7. Please disclose that all of the participants in the solicitation are bidders in the tender offer, including Mr. Tilman Fertitta individually and Landry's Restaurants, Inc.

8. In the third paragraph of this letter, you state that you are giving security holders a voice with respect to the tender offer. Please explain this statement, as security holders appear to already have a voice with respect to the tender offer, in that they may freely choose whether to tender their shares.

9. You state that only a security holder's latest dated proxy will be counted. Please explain the basis for this statement under state law, with due regard to the fact that you are seeking authority to "not attend" the meeting on security holders' behalf.

Background to the Solicitation, page 3

10. Please explain why you characterize it as a "failure" if a security holder opts not to execute your proxy card.

<u>What if my shares are held in "street name" through a broker, bank or other nominee?, page 8</u>

11.   Please clarify what it means that brokers, banks and other nominees will "need to notify the street that these shares are not being voted in the ordinary course."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (212) 451-2222</u>
        Steven Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP